FILED BY ENDO HEALTH SOLUTIONS INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ENDO HEALTH SOLUTIONS INC.

COMMISSION FILE NO. 001-15989

Paladin Labs Inc. Announcement

Leadership Talking Points and Q&A

To Endo Leadership:

As leaders of our company, you will play a critical role in helping us communicate with our employees about our proposed acquisition of Paladin Labs and its benefits. Below is a set of talking points to assist you in communicating with your direct reports. We have also included select questions and answers to help guide you in responding to employee inquiries.

Talking Points

•	The acquisition of Paladin Labs represents an exciting next step in our long-term growth strategy.

•	Paladin Labs is a highly successful specialty pharmaceutical company based in Montreal, Canada, and the transaction creates a compelling financial and operational platform that will allow us to accelerate our transformation from an integrated healthcare solutions provider to a leading global specialty healthcare company.

•	Paladin’s proven Canadian franchise, robust near-term pipeline, and emerging market presence (Latin America and South Africa) complement our existing strengths, enabling us to directly commercialize our future products in Canada utilizing Paladin’s outstanding sales organization.

•	Paladin’s focused strategy, stable and growing cash flows, and talented employee base have contributed to them rapidly becoming one of Canada’s most successful and profitable publicly traded pharmaceutical companies.

•	With over 60 marketed drugs, proven sales and marketing capabilities, and strong partnerships with leading global pharmaceutical companies, Paladin has a track record of enhancing the performance of existing and newly acquired products. Key products serve growing therapeutic categories, including ADHD, pain management, urology and allergy. Additionally, Paladin has a promising pipeline of development products that are expected to drive future growth.

•	Following the completion of the transaction, Paladin’s current operations and headquarters will remain in Montreal, Canada.

•	Endo will be continue to be led by our management team and Paladin will be a separate operating entity led by Mark Beaudet, its current President, who will report directly to Rajiv upon the close of the transaction.

•	The transaction is expected to close in the first half of 2014.

•	A feature of this transaction is the ultimate re-domiciling of the Endo parent company in Ireland. This action allows us to create a compelling platform for future growth.

•	As we showed with our third quarter earnings, the transformation of Endo is well underway, and our sharpened strategic focus, improved execution within our core businesses and lean operating model are already producing results.

•	Strategic acquisitions like that of Paladin will continue to play a key role in our growth going forward as we seek to maximize our potential, create value for our shareholders and continue to innovate products that make a difference in the lives of patients.

•	This means more and exciting new opportunities for Endo and Paladin employees as we look to build one of the leading companies in our industry.

Employee Q&A

1.	How will this affect me? Will there be layoffs? When can I expect more information?

As always, we are committed to keeping our employees well informed. This is a highly complementary transaction that diversifies our geography and product portfolio and creates a platform for future growth; Endo’s employee count will not be affected by this transaction, and it is important for all of us to remain focused on meeting the needs of our customers.

2.	How long will the integration process take? Who will lead the integration?

We intend to manage the Paladin business as a separate entity. As a result, the integration process will be a focused one and we anticipate that the integration process will be complete within 6 months post close. We have not yet made a decision on who will lead the integration process.

3.	How will the new corporate structure affect my relationships with customers?

There will not be any change in our relationships with customers.

4.	Will this transaction affect my job?

This is a highly complementary deal that opens up many future growth opportunities for Endo and our people. We do not expect major changes as a result of this transaction. However keep in mind that as we expand our business we will continually look for ways to optimize how we function in meeting the needs of our customers, patients and shareholders.

5.	What should I tell customers if they ask about the deal?

Customers can expect us to provide the same level of exceptional service as always. Please direct important customer questions to the appropriate business unit leader.

6.	Will we have to reorganize our sales forces as a result?

Paladin does not have any US field force, therefore we do not expect any changes to the sales organization.

7.	If I own Endo stock, what happens to my stock?

Current Endo shareholders will receive one share of New Endo for each share of Endo they own at closing.

8.	Will my personal income taxes be affected by the Company’s proposed domiciling in Ireland? Why are we doing that, and what does that mean for us going forward? Are we now an Irish company and not a US company?

Re-domiciling in Ireland allows us to create a compelling and more flexible platform for future growth. After the closing, our parent company will be an Irish company and our operating companies will remain in the jurisdictions in which they currently operate. Your personal income taxes will not be affected by the parent company re-domiciling in Ireland. For those of you who are shareholders of Endo, we do not currently expect the transaction, as structured, to be taxable to U.S. shareholders of Endo. However, the ultimate tax treatment of the transaction is not certain, could be affected by actions taken by the company and other events, and cannot be determined until the end of the year in which the transaction is completed which the company expects will be 2014.

9.	What will happen to the Endo name?

At this time, our customers, patients, and employees will see no difference in the Endo name and logo. For now, it is business as usual.

10.	Where do I go if I have additional questions?

If you have additional questions or comments, please speak with your respective Executive Leadership Team (ELT) member. We will plan to provide additional information to you in the coming weeks.

# # #

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

IrishCo will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement/Circular of Endo and Paladin Labs. Endo and Paladin Labs plan to mail their respective shareholders the Joint Proxy Statement/Circular in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/CIRCULAR AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDO, PALADIN LABS, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Circular and other documents filed with the SEC by Endo through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Circular and other documents filed by Paladin Labs on the System for Electronic Document Analysis Retrieval (“SEDAR”) website maintained by the Canadian Securities Administrators at http://www.sedar.com. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Circular and other documents filed by Endo with the SEC by contacting Endo’s Corporate Secretary at 484-216-0000, and will be able to obtain free copies of the Joint Proxy Statement/Circular and other documents filed by Paladin Labs on the SEDAR website by contacting Samira Sakhia at 514-669-5367.

Participants in the Solicitation

Paladin Labs and Endo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Paladin Labs and Endo in respect of the transactions contemplated by the Joint Proxy Statement/Circular. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Paladin Labs and Endo in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Circular when it is filed with the SEC. Information regarding Paladin Labs’ directors and executive officers is contained in Paladin Labs’ Annual Report for the year ended December 31, 2012, filed on the SEDAR website. Information regarding Endo’s directors and executive officers is contained in Endo’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. These forward-looking statements may include, without limitation, statements regarding the completion of the proposed transaction and other statements that are not historical facts. Although Endo and Paladin Labs each believe its forward-looking statements are reasonable, they are subject to important risks and uncertainties. Those include, without limitation, the failure to receive, on a timely basis or otherwise, the required approvals by Endo and Paladin Labs shareholders, the Superior Court of Québec and applicable government and regulatory authorities, the terms of those approvals, the risk that a condition to closing contemplated by the arrangement agreement may not be satisfied or waived, the inability to realize expected synergies or cost savings or difficulties related to the integration of Endo and Paladin Labs operations, the ability of the combined company to retain and hired key personnel and maintain relationships with customers, suppliers or other business partners, or other adverse events, changes in applicable laws or regulations, competition from other pharmaceutical companies, and other risks disclosed in Endo and Paladin Labs’ public filings, any or all of which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. The forward-looking statements in this press release are qualified by these risk factors. As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and actual results and events may differ materially from the results and events contemplated in these forward-looking statements and from historical results. Neither Endo nor Paladin Labs assumes any obligation to publicly update any forward-looking statements, except as may be required under applicable securities laws, or to comment on expectations of, or statements made by the other party or third parties in respect of the proposed transaction. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Investors should not assume that any lack of update to previously issued forward-looking statement constitutes a reaffirmation of that statement. Continued reliance on forward-looking statements is at investors’ own risk.

For more information regarding these and other risks and uncertainties that Endo may face, see the section entitled “Risk Factors” in Endo’s Form 10-K, Form 10-Q and Form 8-K filings with the SEC and as otherwise enumerated herein or therein.

For more information regarding these and other risks and uncertainties that Paladin Labs may face, see the section entitled “Risks Related to Paladin Labs’ Business” in Paladin Labs’ Information Form for the year ended December 31, 2012 and the sections in Paladin Labs Management’s Discussion and analysis entitled “Concentration of Credit Risk and Major Customers,” “Liquidity Risk,” “Foreign Exchange Risk,” “Interest Rate Risk,” and “Equity Price Risk” contained in Paladin Labs’ Annual Report for the year ended December 31, 2012 filed on the SEDAR website.